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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*

                                   MGM MIRAGE
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                               (Name of Issuer)

                     Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                   552953 10 1
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                                (CUSIP Number)

                            Richard E. Sobelle, Esq.
                              Tracinda Corporation
                           150 Rodeo Drive, Suite 250
                        Beverly Hills, California 90212
                                 (310) 271-0638
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 2, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

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                                 SCHEDULE 13D

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CUSIP No.  552953101                                         Page 2 of 5 Pages

------------------------------------------------------------------------------
      Name of Reporting Persons
 (1)  I.R.S. Identification Nos. of Above Persons (Entities Only)

      Tracinda Corporation
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group
 (2)                                                            (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 (3)
------------------------------------------------------------------------------
      Source of Funds
 (4)    N/A
------------------------------------------------------------------------------
      Check If Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
 (5)
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 (6)  Nevada
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                          SOLE VOTING POWER
                     (7)
     Number of            81,221,432 shares
      Shares       -----------------------------------------------------------
                          SHARED VOTING POWER
   Beneficially      (8)  0 Shares
     Owned by
                   -----------------------------------------------------------
       Each               SOLE DISPOSITIVE POWER
                     (9)  81,221,432 shares
    Reporting
      Person       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       With          (10) 0 Shares
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
 (11) 81,221,432 shares
------------------------------------------------------------------------------
      Check If the Aggregate Amount in Row (11) Excludes Certain Shares
 (12)
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
 (13) 51.6%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
 (14) CO

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                                 SCHEDULE 13D

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CUSIP NO. 552953101                                            Page 3 of 5 Pages

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 (1)  Name of Reporting Persons
      I.R.S. Identification Nos. Of Above Persons (Entities Only)

      Kirk Kerkorian
------------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member of a Group
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 (3)  SEC Use Only

------------------------------------------------------------------------------
 (4)  Source of Funds
      N/A
------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 (6)  Citizenship or Place of Organization
      USA
------------------------------------------------------------------------------
                          Sole Voting Power
                     (7)
                          81,221,432 shares
     Number of
      Shares       -----------------------------------------------------------
                     (8)  Shared Voting Power
   Beneficially           0 Shares
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     (9)  81,221,432 shares
    Reporting
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          (10) 0 Shares
------------------------------------------------------------------------------
 (11) Aggregate Amount Beneficially Owned by Each Reporting Person
      81,221,432 Shares
------------------------------------------------------------------------------
 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
 (13) Percent of Class Represented by Amount in Row (11)
      51.6%
------------------------------------------------------------------------------
 (14) Type of Reporting Person (See Instructions)
      IN

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     This Amendment No. 16 amends and supplements the Statement on Schedule 13D filed on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25,
1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999,
November 16, 1999, April 18, 2000, February 9, 2001 and May 21, 2001 (as so amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Common Stock"), of MGM MIRAGE, a Delaware corporation (the "Company"), previously filed by Tracinda Corporation, a Nevada corporation ("Tracinda"), and Mr. Kirk Kerkorian, the sole shareholder of Tracinda. Capitalized terms used herein and not otherwise defined in this Amendment No. 16 shall have the meaning set forth in the Schedule 13D.

1. Item 4. "Purpose of Transaction," Item 5. "Interest in Securities of the Issuer" and Item 6. "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D are hereby amended to add the following information:

     "In accordance with information previously included in the Schedule 13D and in the Registration Statement on Form S-3 (File No. 333-37350) filed with the Securities and Exchange Commission (the "Commission") on May 18, 2000, as amended and declared effective by the Commission (the "Registration Statement"), Tracinda sold 10,000,000 shares of Common Stock on November 2, 2001. These shares were sold through a broker pursuant to a prospectus included in the Registration Statement. Such shares were sold at a price of $21.00 per share, for an aggregate sale price of $210,000,000.00, before commissions. Currently, Tracinda directly owns and Mr. Kerkorian beneficially owns an aggregate of 81,221,432 shares of the Common Stock, approximately 51.6% of the Company's outstanding Common Stock, based on the number of shares outstanding as of September 30, 2001 as reported in the Company's Current Report on Form 8-K filed with the Commission on November 2, 2001. Tracinda and Mr. Kerkorian have no present intention to sell additional shares of Common Stock at this time and intend to maintain their holdings in the Common Stock above 50% of the outstanding shares. In the future, they may, depending on market conditions, from time to time purchase or sell shares of Common Stock."

2. Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule 13D.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2001                          TRACINDA CORPORATION,
                                                  a Nevada corporation

                                                  By: /s/ ANTHONY L. MANDEKIC
                                                    --------------------------
                                                  Name:   Anthony L. Mandekic
                                                  Title:  Secretary/Treasurer

________________________________________________________________________________

Dated:  November 5, 2001                          KIRK KERKORIAN

                                                  By: /s/ ANTHONY L. MANDEKIC
                                                    -------------------------
                                                  Name:   Anthony L. Mandekic
                                                  Title: Attorney-in-fact*
________________________________________________________________________________

     * Power of Attorney previously filed as Exhibit A to the Schedule 13D.

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